United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)
for the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 1-13848
OAKLEY, INC. 401(k) PLAN
(Full title of the plan)
OAKLEY, INC.
(Name of issuer of the securities held pursuant to the plan)

One Icon, Foothill Ranch, California	92610
(Address of Principal Executive Offices of issuer of securities)	(Zip Code)
REQUIRED INFORMATION
Item 4. 401(k) Plan Financial Statements
The Oakley Inc. 401(k) Plan financial statements as of and for the years ended December 31, 2005 and 2004, and supplemental schedule for the year ended December 31, 2005, together with the Report of Independent Registered Public Accounting Firm.

OAKLEY, INC. 401(k) PLAN
NOTE: All other schedules required by Section 2520.103-10 the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Oakley, Inc. 401(k) Plan
Foothill Ranch, California
We have audited the accompanying statements of net assets available for benefits of Oakley, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP

Costa Mesa, California
July 14, 2006

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments — at fair value (Note 3):
Cash and cash equivalents	$89	$4,910
Oakley, Inc. Class A common stock—at fair value	2,002,238	2,077,134
Pooled separate accounts—at fair value	14,951,867	11,794,035
Participant loans receivable	506,259	514,134

Total investments at fair value	17,460,453	14,390,213

Guaranteed income account—at contract value (Note 5)	2,596,457	2,207,867

Total investments	20,056,910	16,598,080

Receivables:
Employer contributions	23,214	—
Participant contributions	97,876	74,439

Total receivables	121,090	74,439

NET ASSETS AVAILABLE FOR BENEFITS	$20,178,000	$16,672,519

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$1,416,198	$927,502
Interest and dividend income	96,941	83,203

Total investment income	1,513,139	1,010,705

Contributions:
Participants (Note 4)	2,608,140	2,263,976
Employer (Note 4)	962,764	830,957
Rollovers	251,203	233,437

Total contributions	3,822,107	3,328,370

Other income (Note 4)	26,129	32,165

Total additions	5,361,375	4,371,240

DEDUCTIONS:
Withdrawals	1,788,785	736,190
Loan disbursements (Note 4)	56,136	57,248
Expenses	10,973	14,602

Total deductions	1,855,894	808,040

NET INCREASE (Note 4)	3,505,481	3,563,200

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	16,672,519	13,109,319

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$20,178,000	$16,672,519

OAKLEY, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES
The following brief description of the Oakley, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.
General—The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the “Code”) Section 401(a). The Plan was established October 1, 1994, and is a deferred compensation and profit-sharing plan covering substantially all employees of Oakley, Inc. and its subsidiaries (“Employer,” “Plan Sponsor,” “Company,” and “Administrator”) who have completed more than six months of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The accounting records of the Plan are maintained on the accrual basis.
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Funding Policy—Participants are entitled to defer 1% to 40% of their pretax compensation through contributions to the Plan, up to a maximum of $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively. In 2005 and 2004, all employees who are eligible to make pretax deferrals under the plan and who had attained age 50 before the close of the plan year were eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Catch-up contributions were limited to $4,000 and $3,000 for the years ended December 31, 2005 and 2004, respectively. Participants are not allowed to make any other contributions to the Plan, except for rollover contributions from other retirement plans. The Employer has agreed to contribute $0.50 for each $1.00 contributed by the participant, up to 6% of the participant’s salary and not to exceed $4,000. Certain expenses of the Plan are paid directly by the Employer. For the years ended December 31, 2005 and 2004, expenses of $10,248 and $10,341, respectively, were paid by the Employer.
Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. The method of allocation is defined in the Plan Agreement.
Investments—Upon enrollment in the Plan, participants may direct their salary deferral contributions and their share of employer contributions in any of 27 investment options offered by the Plan and common stock of the Plan Sponsor. The assets are managed by Prudential Retirement Insurance and Annuity Company (“Prudential” or the “Trustee”).
Benefit Distribution—A participant’s account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service (“IRS”). Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump-sum distribution.

Cash and Cash Equivalents—For purposes of the financial statements, investments purchased with a maturity of three months or less are considered cash equivalents.
Vesting—Participant elective deferral contributions are fully vested at all times. All participants become 100% vested in Employer contributions only upon completion of three years of working 1,000 hours or more per year with the Employer. Vested balances may be withdrawn when participants become disabled, die, retire, or terminate employment.
Death and Disability Benefits—Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.
Plan Termination—Although the Employer has not expressed any intent to terminate the Plan, the Employer has the right, at any time, to declare the Plan terminated completely or terminated as to any of the Employer’s divisions, facilities, or operational units.
In the event that the Plan terminates, the accounts of all participants will become fully vested.
Benefits Payable—As of December 31, 2005 and 2004, there were no benefits payable to participants who have withdrawn from the Plan included in net assets available for benefits. Benefits are recognized when paid.
Participant Loans Receivable—The Plan permits participants to borrow certain amounts against their account balances. Such loans can be up to 50% of the participant’s vested account balance, not to exceed a maximum loan amount of $50,000. Such loans bear interest at the prime lending rate plus 1.0%, and are repaid to the participant’s account over no more than five years, except in the case of loans used to acquire a primary residence. Participant loans are stated at cost, which approximates fair value, and bear interest at rates ranging from 5% to 9% at December 31, 2005 and 2004.
Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $39,041 and $26,171, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005 and 2004, employer contributions were reduced by $30,185 and $28,131, respectively, from forfeited nonvested accounts.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates. The Plan utilizes various investment instruments, including investment contracts, pooled separate accounts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for its investment contract that is valued at contract value, which approximates fair value. Investment gains and losses (realized and unrealized) are included in the net appreciation in fair value of investments in the accompanying financial statements. Units in pooled separate accounts are valued at the quoted market prices of the underlying securities, primarily mutual funds at year-end. The Employer stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses—The costs of administering the Plan are paid for by the Employer, with the exception of fees charged by Prudential, which are applied directly to participants’ accounts.

2.	TAX STATUS
The IRS has determined and informed the Company by letter dated August 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

3.	INVESTMENTS EXCEEDING 5% OF NET ASSETS
The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	2005	2004
Charter Guaranteed Income Fund	$2,596,457	$2,207,867
Oakley, Inc. Class A common stock	2,002,238	2,077,134
Oppenheimer Global Class A Fund	1,878,837	1,197,697
Dryden S&P 500 Index Fund	1,573,860	1,331,294
Lifetime 30 Fund	1,531,500	1,264,607
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,416,198 and $927,502 as follows:

	2005	2004
Pooled separate accounts	$1,019,797	$1,076,144
Common stock	396,401	(148,642)

	$1,416,198	$927,502

4.	RECONCILIATION OF FORM 5500 TO FINANCIAL STATEMENTS
The information contained in the financial statements does not agree with the information contained in the December 31, 2005 and 2004, Forms 5500, which were prepared on a cash basis. The differences are due to the recording of a receivable for participant and employer contributions, pending investments, and participant loan disbursements in the financial statements. The following is a reconciliation of the differences as of and for the years ended December 31:

	2005	2004

Net assets per Form 5500	$20,056,910	$16,598,080
December 31, 2005—receivable not recorded on Form 5500	121,090	—
December 31, 2004—receivable not recorded on Form 5500	—	74,439

Net assets per financial statements	$20,178,000	$16,672,519

Participant contributions per Form 5500	$2,584,703	$2,259,418
December 31, 2005—participant receivable not recorded on Form 5500	97,876	—
December 31, 2004—participant receivable not recorded on Form 5500	(74,439)	74,439
December 31, 2003—participant receivable not recorded on Form 5500	—	(69,881)

Participant contributions per financial statements	$2,608,140	$2,263,976

Employer contributions, net of forfeitures, per Form 5500	$939,550	$832,525
December 31, 2005—employer receivable not recorded on Form 5500	23,214	—
December 31, 2003—employer receivable not recorded on Form 5500	—	(1,568)

Employer contributions per financial statements	$962,764	$830,957

	2005	2004

Interest on participant loans per Form 5500	$27,887	$26,365
Other income per Form 5500	(1,758)	800
December 31, 2004— pending investments not recorded on Form 5500	—	5,000

Other income per financial statements	$26,129	$32,165

Participant loan disbursements per Form 5500	$56,136	$56,448
December 31, 2004—accrued participant loan interest distributed not recorded on Form 5500	—	800

Loan disbursements per financial statements	$56,136	$57,248

Net increase in net assets per Form 5500	$3,458,830	$3,560,210
December 31, 2005—receivable not recorded on Form 5500	121,090	—
December 31, 2004—receivable not recorded on Form 5500	(74,439)	74,439
December 31, 2003—receivable not recorded on Form 5500	—	(71,449)

Net increase in net assets per financial statements	$3,505,481	$3,563,200

5.	VALUATION OF INVESTMENT CONTRACTS
The Plan’s investment contracts are fully benefit responsive and have a contract value which approximates fair value of $2,596,457 and $2,207,867 at December 31, 2005 and 2004, respectively. The Plan’s investment contracts earn interest at 3.30% and 2.95% at December 31, 2005 and 2004, respectively.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain investment fund options are managed by Prudential. Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $10,248 and $10,341 for the years ended December 31, 2005 and 2004, respectively.
At December 31, 2005 and 2004, the Plan held 136,299 and 162,912 shares, respectively, of common stock of Oakley, Inc., the sponsoring employer, with a fair value of $2,002,238 and $2,077,134, respectively.
******

SUPPLEMENTAL SCHEDULE

OAKLEY, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b)	(c)	(d)
	Identity of	Description of Investment,
	Issue, Borrower,	Including Maturity Date,
	Lessor, or Similar	Rate of Interest, Collateral,	Current
	Party	Par, or Maturity Value	Value

	Cash and cash equivalents	Cash	$89
*	Oakley, Inc. Class A Common Stock	Common Stock (136,299 shares)	2,002,238
	Charter Guaranteed Income Fund	GIC	2,596,457
	Lifetime 60 Fund	Pooled Separate Account	60,816
	Lifetime 50 Fund	Pooled Separate Account	187,666
	Lifetime 40 Fund	Pooled Separate Account	683,029
	Lifetime 30 Fund	Pooled Separate Account	1,531,500
	Lifetime 20 Fund	Pooled Separate Account	931,607
	Oppenheimer Global Class A Fund	Pooled Separate Account	1,878,837
	Dryden S&P 500 Index Fund	Pooled Separate Account	1,573,860
	American Century—Twentieth Century Ultra Fund	Pooled Separate Account	961,411
	Templeton Growth Account	Pooled Separate Account	916,500
	Mid Cap Growth/Artisan Partners	Pooled Separate Account	831,145
	Mid Blend/New Amsterdam Partners	Pooled Separate Account	781,286
	Fidelity Advisor Equity Growth	Pooled Separate Account	631,696
	Large Cap Growth/Turner Investment	Pooled Separate Account	593,154
	Small Cap Growth/Timesquare	Pooled Separate Account	456,875
	Janus Adviser Balanced Account	Pooled Separate Account	456,333
	AIM Constellation Account	Pooled Separate Account	451,097
	Large Cap Value/John A. Levin	Pooled Separate Account	424,084
	Balanced I/ Wellington Management Fund	Pooled Separate Account	296,733
	Small Value/Perkins Wolf McDonnell	Pooled Separate Account	274,146
	American Century International Growth Fund	Pooled Separate Account	207,300
	Core Bond Fund	Pooled Separate Account	192,805
	Alliance Growth & Income A Fund	Pooled Separate Account	188,099
	Core Plus Bond/BSAM Fund	Pooled Separate Account	174,951
	Mid Cap Value/Wellington Management	Pooled Separate Account	144,272
	Large Cap Blend/Victory Fund	Pooled Separate Account	64,699
*	Prudential Short-Term Bond Fund	Pooled Separate Account	57,966
*	Participant loans receivable	Note receivables maturing on various dates through 2013, with interest rates ranging from 5% to 9% at date of inception of loans	506,259

			$20,056,910

*	Identified as a party-in-interest to the Plan

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor Management has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKLEY, INC. 401(k) PLAN
Date: July 14, 2006	By:	/s/ Barbara Barry
Barbara Barry
Benefits Administrator Oakley, Inc.